Investor

RECEIVED

2004 NOV 23 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04046393

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

November 15, 2004

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
DEC 02 2004
THOMSON FINANCIAL

Enclosure

dlw 12/2

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

Press Release

Stockholm, November 15, 2004

Claes Dahlbäck to leave Investor AB's Board as of AGM 2005; Jacob Wallenberg proposed to succeed him as new Chairman

Claes Dahlbäck has informed Investor AB's Nomination Committee that he requests to leave his position as Chairman of the Board of Directors effective the Annual General Meeting on April 11, 2005. Jacob Wallenberg, currently Vice Chairman of Investor, has been proposed to succeed Claes Dahlbäck as new Chairman.

"It feels natural for me to pass the baton after a 27-year-long career with Investor as CEO, Vice Chairman and Chairman. Today, Investor is strongly positioned and heading towards an exciting future. I will keep a few of my other assignments and look forward to many more years of activity," says Claes Dahlbäck.

"Claes Dahlbäck's contributions have been invaluable to Investor. During the many years he was CEO, Investor's operations developed in a fantastic way and he continued to make other valuable contributions to the company in subsequent years, most recently in his position as Chairman," says Peter Wallenberg, Chairman of the Knut and Alice Wallenberg Foundation.

INVESTOR AB

For further information contact:
Fredrik Lindgren, Head of Corporate Communications, +46 8 614 2031, +46 735 24 20 31.

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.